UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EXCEL TECHNOLOGY, INC.

(Name of Subject Company (Issuer))

Eagle Acquisition Corporation

and

GSI Group Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30067T103

(CUSIP Number of Class of Securities)

Daniel J. Lyne, Esq.

GSI Group Inc.

125 Middlesex Turnpike

Bedford, Massachusetts 01730

(781) 266-5700

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Kent A. Coit, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, MA 02108

(617) 573-4835

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

CUSIP Number:

30067T103

This Tender Offer Statement on Schedule TO relates to a planned tender offer by Eagle Acquisition Corporation (“Purchaser”), an indirect wholly owned subsidiary of GSI Group Inc. (“GSI”), for all of the outstanding shares of common stock of Excel Technology Inc. (“Excel”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of July 9, 2008, by and among Purchaser, Excel and GSI.

The tender offer described herein has not yet been commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of Excel. At the time the tender offer is commenced, GSI and Purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Excel intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. GSI, Purchaser and Excel intend to mail these documents to the stockholders of Excel. These documents will contain important information about the tender offer, and stockholders of Excel are urged to read them carefully when they become available. Stockholders of Excel will be able to obtain a free copy of these documents (when they become available) and other documents filed by Excel or GSI with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from GSI by contacting GSI at 125 Middlesex Turnpike, Bedford, Massachusetts 01730, attention: Investor Relations, or from Excel by contacting Excel at 41 Research Way, East Setauket, New York 11733, attention: Investor Relations.

Item 12. Exhibits.

99.1	Text of Press Release issued on July 10, 2008.

99.2	Transcript of Conference Call on July 10, 2008.

99.3	Form of Customer Letter.

Exhibit Number	Description

99.1	Text of Press Release issued on July 10, 2008.

99.2	Transcript of Conference Call on July 10, 2008.

99.3	Form of Customer Letter.